Free translation of the Portuguese

GAE/CREM 0003/09
January 2, 2009

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Mr. Alfredo Egydio Setubal
Investor Relations Officer

UNIBANCO HOLDINGS S.A.
UNIBANCO UNIÃO DE BANCOS BRASlLElROS S.A.
Mr. Geraldo Travaglia Filho
Investor Relations Officer

Dear Sirs,

Given that the deadline for the shareholders to express their dissent with regards to the corporate restructuring approved at the Extraordinary Shareholders' Meetings held on November 28, 2008 terminated on this date, we hereby request information on whether the corporate restructuring will be reconsidered or ratified, as authorized by article 137, paragraph 3, of Law No. 6,404/76, as amended by Law No. 10,303/200l.

Additionally, in the case that the corporate restructuring is ratified, we request to be notified of the date when the reimbursement will be paid to the dissenting shareholders.

Best Regards,

Joree Antonio Tambucci
Company Relations Coordinator
BM&F BOVESPA S.A. (São Paulo Stock Exchange)
Bolsa de Valores, Mercadorias e Futuros
Telephone: +55.11.3233.2207/2233/2064/2177

cc:  CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)
Mrs. Elizabeth Lopes Rios Machado – Company Relations Superintendent
Mr. Waldir de Jesus Nobre – Market Relations Superintendent

Please note that the response from the company must be sent exclusively through the IPE System, by selecting the Category:  Press Release and, subsequently, the Subject:  Clarifications on CVM/Bovespa Consultations, which will transmit the file simultaneously to the Bovespa and the CVM.
For the sake of clarity, the consultation above must be reproduced on the file to be sent by the company before the company's response.

São Paulo, January 6, 2009

SUAC-006/09

To:
BM&F BOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros
Company Relations Department
São Paulo, SP

Dear Sirs,

Re:  EXPRESSION OF DISSENT - EXTRAORDINARY SHAREHOLDERS' MEETINGS HELD ON NOVEMBER 28, 2008

In response to your letter GAE/CREM 0003/09 of January 2, 2009, we hereby, inform you that the management of BANCO ITAÚ HOLDING FINANCEIRA S.A., which name is being changed to ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. ("ITAÚ"), UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A ("UNIBANCO") and UNIBANCO HOLDINGS S.A. ("UNIBANCO HOLDINGS") will not call Shareholders' Meetings to reconsider or ratify the corporate restructuring approved at the Extraordinary Shareholders' Meetings held on November 28,2008 because:

(i) none of the shareholders of UNIBANCO or UNIBANCO HOLDINGS expressed their dissent;

(ii) only two shareholders of ITAÚ, representing 2,002 common shares, expressed their dissent, and the respective reimbursements will be paid this Friday, January 9, 2009.

Best Regards,

BANCO ITAÚ HOLDING FINANCEIRA S.A.
(which name is being changed to ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
Alfredo Egydio Setubal
Investor Relations Officer

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. and
UNIBANCO HOLDINGS S.A.
Geraldo Travaglia Filho
Investor Relations Officer

cc:  CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)
Mrs. Elizabeth Lopes Rios Machado – Company Relations Superintendent
Mr. Waldir de Jesus Nobre – Market Relations Superintendent